UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               FORM N-17f-2

           Certificate of Accounting of Securities and Similar
                   Investments in the Custody of
                  Management Investment Companies
               Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:           Date examination completed:

811-8532                                                  May 23, 2002
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2. State identification Number:

        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        AL                    AK                   AZ                    AR                    CA                     CO
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        CT                    DE                   DC                    FL                    GA                     HI
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        ID                    IL                   IN                    IA                    KS                     KY
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        LA                    ME                   MD                    MA                    MI                     MN
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        MS                    MO                   MT                    NE                    NV                     NH
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        NJ                    NM                   NY                    NC                    ND                     OH
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        OK                    OR                   PA                    RI                    SC                     SD
        -------------------- -------------------- --------------------- --------------------- ---------------------- ---------------

        TN                    TX                   UT                    VT                    VA                     WA
        -------------------- -------------------- --------------------- ------------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------

        Other (specify):
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3. Exact name of investment company as specified in registration statement:

American Century Strategic Asset Allocations, Inc.
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5. Address of principal executive office (number, street, city, state, zip code)

Jami Waggoner, American Century Funds, 4500 Main Street, Kansas City, MO 64111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

             THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                         SEC 2198 (11-91)


           Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940



     We, as members of management of American Century Strategic Asset Allocations, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of May 23, 2002, and from September 1, 2001 through May 23, 2002.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 23, 2002, and from September 1, 2001 through May 23, 2002, with respect to securities reflected in the investment accounts of the Funds.


American Century Investment Management, Inc.


By:  /s/ Robert Leach
         Robert Leach
         Vice President, Director of Fund Accounting

 August 15, 2002

                    Report of Independent Accountants

To the Directors of the American Century Strategic Asset Allocations, Inc.:

     We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940, about the American Century Strategic Asset Allocations, Inc. (the "Funds") compliance with the requirements of subsections
(b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 23, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 23, 2002, and with respect to agreement of security purchases and sales, for the period from September 1, 2001 through May 23, 2002:

     o Count and inspection of all securities located in the vault of The JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245;

     o Confirmation of selected securities held in book entry form by the Federal Reserve Bank of Boston and all securities held in book entry form by the Depository Trust Company;

     o Testing of securities and similar investments held in book entry by the Federal Reserve Bank of Boston and the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Funds' positions;

     o Agreement of four security purchases, four security sales and two maturities since our last report from the books and records of the Company to broker confirmations;

     o Confirmations of all repurchase agreements with brokers/banks and agreement of underlying collateral with JP Morgan Chase Manhattan Bank's records; We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Funds' compliance with specified requirements.

     In our opinion, management's assertion that the Funds were in compliance with the requirement of sub sections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 23, 2002 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.



/s/PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

August 15, 2002